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                                                               EXHIBIT 99(a)(8)

DETROIT DIESEL REPORTS SECOND QUARTER 2000 RESULTS

DETROIT, July 27 /PRNewswire/ -- Detroit Diesel Corporation (NYSE: DDC - news) announced today second quarter 2000 revenues of $538 million and net income of $9.7 million, or $0.42 per common share. These figures compare to record second quarter 1999 revenues of $585 million and net income of $12.8 million, or $0.52 per common share.

For the six months ended June 30, 2000, total revenues were $1.07 billion, compared to $1.18 billion for the first six months of 1999. Year to date net income was $19.8 million, or $0.85 per common share, compared to $25.3 million, or $1.03 per common share for the same period in 1999.

Total second quarter 2000 engine shipments were 40,500 units compared to 42,300 units in second quarter 1999. Total Series 60 engine shipments declined 17% compared to second quarter 1999, while the company's Series 2000, Series 4000, Series 50 and automotive products all reported increased shipments.

Year to date total shipments were 76,900 compared to 84,700 units in the first six months of 1999, including a decline in two-cycle engine shipments of over 2,000 units due to the company's PowerEvolution program.

Roger S. Penske, Chairman, said, "Our second quarter results reflect the actions we have implemented to improve our off-road and automotive businesses, helping to offset the decline we are experiencing in North American heavy-duty truck production. As we see further reductions in truck production in the coming months, we are stepping up our measures to reduce costs, and I am also encouraged by the range of opportunities within the automotive, off-road and aftermarket portions of our business. Our recently-announced merger agreement with DaimlerChrysler will help us attain an even stronger competitive position in the future."

Charles G. (Chip) McClure, President and CEO, added, "Our second quarter performance was accomplished by adapting to a continued decline in on-highway truck engine demand. Our current forecast indicates a reduction of 25% to 30% in North American heavy-duty truck production versus record 1999 full year levels. We anticipate third quarter production to be substantially below prior year levels, and in light of these expected production declines, we have increased our emphasis on cost reduction to remain competitive and enhance profitability. However, we remain committed to efficiently utilizing resources to retain Detroit Diesel's leadership position in product technology and customer service."

Revenues from parts and remanufactured products were $110 million compared to $112 million in the second quarter 1999. Sales of remanufactured products has continued to show improvement while service parts revenues were affected by the timing of certain promotion programs.

Operating income (earnings before interest and taxes) in the second quarter was $16.8 million, compared to $22.4 million in second quarter 1999. Gross margin was 23.8% in the second quarter compared to 23.9% in the second quarter 1999, as a result of reduced unit volumes and product mix. The company also recorded a reduction in its tax rate over prior

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periods, resulting from realization of certain foreign income tax benefits.

Research and development expenses were $25.5 million for the quarter, a decrease of 8% compared to the second quarter 1999, despite a significant investment in new product development activities for the next generation Series 60 engine and automotive application projects. Selling, general, and administrative expenses were $85.5 million for the quarter, a decrease of 5% compared to second quarter 1999, as a result of cost reduction initiatives and a decline in product coverage expense consistent with reduced unit volume.

In conjunction with the previously announced share repurchase program, the company acquired 138,800 shares of its stock during the second quarter at a total cost of $2.2 million. Current total shares outstanding have been reduced to 23.1 million, and the weighted average number of shares outstanding for the second quarter is 23.2 million.

The following is a review of the company's three markets:

On-Highway. Revenues were $323 million in the second quarter compared to $380 million in second quarter 1999, as a result of a 17.5% reduction in Series 60 engine shipments for on-highway truck applications. Unit shipments for the remainder of the year are currently expected to be at significantly lower levels than the comparable period in 1999, as OEM production is significantly reduced to coincide with lower demand. Year to date revenues were $658 million compared to $759 million for the first six months of 1999.

Off-Road. Revenues increased 7% to $170 million in the second quarter compared to the second quarter 1999, despite a 26% decline in shipments of two-cycle engines in association with the PowerEvolution program. Strong customer demand generated increased unit shipments for all of the company's four cycle products. Light duty industrial engine shipments continued to show strong growth in the second quarter compared to 1999 shipments. Year to date revenues increased 2% to $326 million compared to the first six months of 1999.

Automotive. Revenues were $45 million in the second quarter, consistent with the second quarter 1999. The company will transition production to its new 2.5 liter 16 valve common rail engine for certain vehicle applications beginning fourth quarter 2000 and continuing into the first half of 2001. Year to date revenues were $90 million compared to $98 million in 1999.

As previously announced, DDC has signed a definitive merger agreement with a subsidiary of DaimlerChrysler AG. Under the terms of the merger agreement, DaimlerChrysler, a shareholder of DDC since 1993 that currently owns 21.3% of the outstanding common shares of DDC, will commence a cash tender offer for the remaining 78.7% of DDC at a price of $23.00 per common share for a total transaction value of $423 million. Penske Corporation, which currently owns 48.6% of the outstanding common shares of DDC, has committed to tender its shares to DaimlerChrysler.

Detroit Diesel Corporation is engaged in the design, manufacture, sale and service of heavy-duty diesel and alternative fuel engines, automotive diesel engines and engine-related products. The company offers a complete line of diesel engines from 22 to 11,000 horsepower for the on-highway, off-road and automotive markets. Detroit Diesel services these markets directly and through a worldwide network of more than 2,700 authorized distributor and dealer locations. DDC is a QS-9000 certified company.

Detroit Diesel's major shareholder is Penske Corporation, a closely-held diversified transportation services company whose operations include Penske Truck Leasing Company, Diesel Technology Company, Penske Automotive Group, Inc., Penske Auto Centers, Inc., and Penske Capital Partners, L.L.C. Penske Corporation and its subsidiaries manage and operate businesses with annual revenues exceeding $10 billion and employ more than 34,000 people around the world.

This news release may include projections, forecasts and other forward- looking statements about Detroit Diesel, the industry in which it competes and the markets it serves. The achievement of such projections is subject to certain risks and uncertainties, fully detailed in the "Cautionary Statement for purposes of 'Safe Harbor' under the Private Securities Litigation Reform Act of 1995" in the Company's most recent Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission.

Detroit Diesel's World Wide Web address is http://www.detroitdiesel.com


[Financial Statements Omitted]